Exhibit 99.2
IN THE MATTER OF THE ARBITRATION
UNDER UNICTRAL RULES BETWEEN:

TELENOR EAST INVEST AS	Claimant
Snarøyveien 30
N-1331 Fornebu
Norway
          -AND-

ECO TELECOM LIMITED,	Respondents
ECO HOLDINGS LIMITED and
CTF HOLDINGS LIMITED
10/8 International
Commercial Centre
Casemates Square
Gibraltar

FINAL AWARD OF THE TRIBUNAL
     The Tribunal hereby issues its Final Award in the matter between, on the one hand, Telenor East Invest AS (“Telenor”, or “the Claimant”) and, on the other, Eco Telecom Limited (“Eco Telecom”), Eco Holding Limited and CTF Holdings Limited (collectively, “the Respondents”), concerning their cohabitation and collaboration, under the terms of a Shareholders Agreement dated May 30, 2001 (“the Agreement”), as the two largest shareholders of Open Joint Stock Company Vimpel-Communications (“VimpelCom”, or “the Company”), the second-largest mobile telephone operator in the Russian Federation. Specifically at issue, as more specifically described hereinunder, have been the provisions of Section 4.01 of the Agreement, dealing with the nomination and election of the nine (9) members of the Board of Directors (“the Board”) of VimpelCom.
     On January 25, 2007, the Tribunal issued its Interim Award in this matter, which is in its entirety incorporated by reference herein. In the Interim Award, the Tribunal held that, pursuant to Section 4.01(a) of the Agreement, both Telenor and Eco Telecom may nominate up to four, but no more than four, candidates for election to the Board, of which one in each group is to be an Independent, as that term is defined in Section 1.01 of the Agreement; that, pursuant to Section 4.01(b) of the Agreement, Telenor may nominate one additional candidate for election to the Board, who is also to be an Independent; that, in accordance with Section 4.01(b), Eco Telecom is entirely within its rights, notwithstanding any suggestion by Telenor to the contrary, in withholding its approval, for any reason or for no reason at all, from any individual Independent nominee of Telenor; but that Eco Telecom, in the exercise of its rights under Section 4.01(b), may not arbitrarily and unreasonably withhold approval from an entire universe of Telenor’s proposed Independent nominees. The Tribunal in the Interim Award accordingly issued the following Order and Instruction to the parties:

A. The Implementation of Section 4.01 of the Agreement
On or before January 30, 2007, pursuant to Section 4.01(a) of the Agreement, each of Telenor and Eco Telecom shall submit its list of candidates for election to the Board, including in the list at least one (1) Independent as that term is defined in the Agreement. Consistent with their practice in years past, each of Telenor and Eco Telecom may list more nominees than the number of candidates for election to the Board allocated to them by the said Section 4.01(a) of the Agreement, i.e., up to four (4), but no more than four (4), candidates each, including one (1) Independent. Each list shall carry on its face the legend,
In due compliance with Section 4.01(a) of the Shareholders Agreement between Telenor East Invest AS, on the one hand, and Eco Telecom Limited et al., on the other, only four (4) candidates are nominated by [Telenor] [Eco Telecom] to the Board of Directors of VimpelCom, including one (1) candidate nominated as an Independent. We hereby undertake to withdraw, or to cause to be withdrawn, on or before the meeting of the Board at which the ballot in respect of the election of directors is to be approved for submission to the vote of shareholders at the Annual General Meeting, as many nominations as may be required to bring [Telenor] [Eco Telecom] into compliance with Section 4.01(a) of the Agreement as aforesaid, and each party shall duly proceed, on or before the stipulated date, to withdraw all but four (4) of its nominees, of whom one (1) shall be an Independent.
2. On or before January 30, 2007, pursuant to Section 4.01(b) of the Agreement, Telenor shall submit a separate list of not less than eight (8) proposed candidates for election to Board, all of whom shall be Independents as that term is defined in the Agreement. Within no less than thirty (30) days before the meeting of the Board at which the ballot in respect of the election of directors is approved for submission to the vote of the shareholders at the Annual General Meeting, Eco Telecom shall advise Telenor of its approval of one (1) nominee from this list, chosen at the discretion of Eco Telecom. On or before the date of the aforesaid meeting of the Board, Telenor shall withdraw or cause to be withdrawn all nominations pursuant to Section 4.01(b), save that of the candidate who shall have been approved by Eco Telecom.

     In addition to the foregoing Order and Instruction, the Tribunal in the Interim Award also invited the Respondents to comply within thirty days with their undertaking, pursuant to Sections 2.1 and 3.1(d) of the Guarantee Agreement among the parties, to deliver to the Claimant the endorsement of the said Guarantee Agreement by Alfa Telecom, successor-in-Interest to Respondent Eco Holdings Limited as parent company of Eco Telecom. The Tribunal further declared its maintenance of jurisdiction over this matter until the issuance of the present Final Award, and reserved the allocation of the costs and fees of the proceedings for determination herein.
     In Part I of this Final Award, the Tribunal recapitulates the procedural evolution of the matter, from the issuance of the Interim Award forward to date. Part II then sets forth the dispositive Order and Instruction of the Tribunal to the parties, and states the Tribunal’s determination as to costs.
* * * * *

PART I - THE ONWARD COURSE OF THE PROCEEDINGS
     The following was the course of the proceedings subsequent to January 25, 2007, the date of issuance of the Interim Award:
     A Clarification of the Interim Award
     1. On January 26, 2007, the Claimant sought clarification from the Tribunal with respect to an aspect of its Order and Instruction to the parties in the Interim Award. The Claimant advised that, under Article 53.1 of the Russian Joint Stock Company Law (“JSC Law”), it was entitled to nominate only so many candidates, nine, as there were seats of Board of VimpelCom; but that, if the Claimant were to nominate four candidates, of which one Independent, as provided by Paragraph 1 of the Tribunal’s Order and Instruction, plus, as provided by Paragraph 2 thereof, a slate of eight Independents of whom Respondents were to approve one, then the Claimant would have nominated twelve candidates, three more than permitted by the aforesaid Russian law. To this the Tribunal responded, likewise on January 26, 2007, that, of the Claimant’s list of eight Independents, five could be designated as “nominees” and three as “alternates”, thereby ensuring that the Claimant have designated only nine nominees.
     2. On January 29, 2007, the Claimant wrote again to the Tribunal on this issue. According to the Claimant, external counsel to VimpelCom was taking the position that Russian law made no distinction between “nominees” and “alternates”, and that VimpelCom would accept from the Claimant only a total of nine nominations, that is to say four nominees pursuant to Section 4.01(a) of the Agreement plus a slate of five candidates for approval by the Respondents as the Claimant’s fifth nominee. The Claimant asked that it be permitted to submit a list of five Independent candidates to the Respondents, rather than eight as contemplated by the Tribunal’s Order and Instruction.

     3. The Tribunal responded, on the same day, that it was unclear to it how “nominees”, on the one hand, and “alternates”, on the other, could be supposed to be one and the same, whether for purposes of Article 53.1 of the JSC Law or otherwise, but that the Tribunal did not intend to be drawn into a debate on this issue. The Tribunal accordingly amended its Order and Instruction to the parties, as set forth in the first sentence of Paragraph A.2 of the Interim Award, to read,
On or before January 30, 2007, pursuant to Section 4.01(b) of the Agreement, Telenor shall submit a separate list of up to eight (8) but not less than five (5) proposed candidates for election to the Board, all of’ whom shall be Independents as that term is defined in the Agreement, with the balance of the Paragraph to remain unchanged. The Tribunal added, “the Tribunal would be disposed, upon application of either party, to consider a request that the Final Award provide in future years for a list of eight (8) Independent candidates for nomination pursuant to Section 4.01(b) to be submitted by Telenor to Eco Telecom at least thirty (30) days in advance of the January 30 deadline for nominations, in such a manner as to allow Eco Telecom sufficient time in which to consider and approve one (1) candidate from the list, who would thereupon become Telenor’s fifth (and second Independent) nominee. This would restore, for nominations in 2008 and beyond, the somewhat wider field of Telenor proposed nominees from which the Tribunal’s Interim Award has sought to afford Eco Telecom the opportunity to choose.”
     4. Likewise on January 29, 2007, the Respondents expressed to the Tribunal their hope and expectation that “Telenor East’s list of five to eight proposed candidates for the firth nominee position will be comprised solely of qualified and Independent (as that term is defined in the Shareholders Agreement) people and that the list shall not include people who Telenor already knows or reasonably should know to be unacceptable to Eco Telecom (including, obviously, candidates to whom Eco Telecom has previously objected)...” The Respondents added, “We respectfully note our surprise and disappointment that the Tribunal has now twice amended its Interim Award without even hearing from Respondents. The second amendment — this morning’s — effectively reduces by nearly fifty per cent the number of proposed fifth candidates that Telenor East must provide for Eco Telecom’s consideration Among other things, this constitutes a breach of Respondents’ right to be heard”. Finally, the Respondents stated, “We further note that both amendments implicitly acknowledge the importance of not violating Russian law, despite the fact that the Tribunal made relatively short shrift in its original Interim Award of many other vital Russian law principles.”

     5. The Tribunal responded late in the evening of January 29,2007 to the foregoing communication of the Respondents. As to the Respondents’ first point, the Tribunal observed,
The Interim Award of the Tribunal has expressly indicated that the nominees of Telenor pursuant to Section 4.01(b) of the Agreement are to be Independents, as that term is defined in the Agreement. Beyond that, no particular qualifications are stated in the Agreement as to Independent nominees. Telenor, however, as a matter of New York law, is under the same obligation of good faith in the performance of the Agreement as applies to Eco Telecom. Should the Respondents come to believe that such obligation has not been fulfilled by the Claimant in its nomination of candidates as instructed by the Interim Award, then the Respondents will be at perfect liberty to bring this to the Tribunal’s attention, and to request appropriate relief... The Tribunal can well understand, however, why the re-nomination by Telenor of an individual who has already once been disapproved by Eco Telecom might be viewed by the latter as unnecessarily provocative, particularly in light of the Tribunal’s holding that, as to a given nominee, Eco Telecom is within its rights under Section 4.01(b) of the Agreement to withhold approval for any reason, or for no reason at all. Certainly it would be within the spirit of the Interim Award that Telenor confine its nominations of Independent candidates to persons as to whom it has no specific reason to believe that they are likely to be objectionable to Eco Telecom.

     With respect to the Respondents’ second point, the Tribunal advised,
The Tribunal is constrained to express its perplexity at the declaration of Mr. Schorr that the Tribunal’s elaboration upon its Interim Award “constitutes a breach of Respondents’ right to be heard”. The record shows that, at 5:56 a.m. on Friday morning Geneva time, the Tribunal received a communication from Ms. Fried on behalf of the Respondents, acknowledging receipt of a copy of the Claimant’s letter to the Tribunal of the previous evening, on the subject of the number of nominations to be made by Telenor in implementation of the Interim Award, and indicating that the Respondents “will provide their response ... later today, January 26, 2007”. The Tribunal awaited the promised response throughout the day; but, when no response whatsoever was forthcoming, had no alternative but to issue its requested guidance as to the Interim Award, given the clear exigencies of schedule with which both parties are confronted in advance of the January 30 deadline for the submission of nominations. Nor have the Respondents today yet provided the Tribunal, or offered to provide it, with any substantive commentary on the particular question which the Claimant has posed. It is the Respondents who have chosen not to exercise their right to be heard, and not the Tribunal which has in the least sought to deny it.
Finally, the Tribunal added,
The Tribunal naturally refrains from any comment whatsoever as to the Respondents’ characterization of the Interim Award’s treatment of the ramifications of Russian law. The Tribunal does point out, however, that the only “amendment” made to Interim Award is to state that Telenor, instead of designating five (5) nominees and three (3) alternates as Independent candidates pursuant to Section 4.01(b) of the Agreement, may designate up to eight (8) but not less than five (5) such individuals. Insofar as the Tribunal is concerned, it remains open to Telenor to designate eight individuals as nominees and alternates should it wish to do so, or it may choose to confine itself to five. The Tribunal in providing this guidance expresses no views whatsoever, implicitly or expressly, on the requirements of Article 53.1 of the JSC, or on any other aspect of Russian law. The Tribunal does note that should the Respondents prefer, as would be perfectly understandable, to choose from a field of eight (8) rather than five (5) the particular Independent candidate of Telenor whom they wish to approve in compliance with Interim Award, then conceivably the Claimant and the Respondents might together seek to persuade VimpelCom that there is indeed a difference, for purposes of Article 53.1 of the JSC, between “nominees”, on the one hand, and “alternates”, on the other, in such a manner that VimpelCom come to reconsider its views as to the acceptability of Telenor’s designation of five (5) Independent nominees and three (3) alternates, just as envisaged by the Tribunal in its communication of yesterday to the parties.

     The Endorsement of the Guarantee Agreement
     6. Three weeks later, on February 19, 2007, the Respondents requested a 30-day extension of the period stated in the Interim Award for the provision to the Claimant of Alfa Telecom’s endorsement of the Guarantee Agreement The Claimant by letter to the Tribunal dated February 23, 2007 took no position on this request, but asked that the Tribunal order the endorsement to be delivered in the shortest time it believed appropriate. A communication from the Tribunal to the parties, dated March 1, 2007, granted the 30-day extension requested by the Respondents, through March 27, 2007.
     7. The endorsement, executed by Altimo Holdings & Investments Limited, was duly forwarded to the Claimant on March 20, 2007.
     The Respondents’ Maintenance of Five Nominees
     8. On March 27, 2007, the Respondents wrote to the Tribunal raising a new issue concerning the implementation of the Interim Award. Noting that Section 4.01(a) of the Agreement purported to limit Eco Telecom to the nomination of four candidates for election to the Board of VimpelCom, including one Independent, only to the extent that Eco Telecom owned 44% or less of the VimpelCom voting capital stock, the Respondents advised that Eco Telecom had been increasing its interest in VimpelCom, and had reached 42.7% of the voting capital stock as of that date. The Respondents stated, “Accordingly, because Eco Telecom, if and when that acquisition is complete, would be free from the requirement that one (1) of its four nominees be an Independent, Eco Telecom has advised us that it has withdrawn all but five (5) of its nominees, one of those remaining five nominees being an Independent, with the intention, once the 44% ownership threshold is exceeded, to cause or request that Independent nominee to withdraw his consent to be nominated to the Board or, alternatively, if such 44% ownership threshold shall not be reached before the Board election, Eco Telecom will cause or request the fourth (4th) non-independent nominee to withdraw his consent to be nominated to the Board.”

     9. The Claimant immediately protested, by letter dated March 27, 2007, that the failure of Eco Telecom to have withdrawn all but four of its nominees on or before the date of the Board meeting at which the agenda and ballot for the Annual General Meeting (“AGM”) of the VimpelCom shareholders were to be approved constituted a clear violation of the Interim Award, inasmuch as Eco Telecom did not then claim to hold the requisite 44% interest in the VimpelCom voting capital stock. The Claimant requested “that the Tribunal convene a Hearing at its earliest convenience to determine the most appropriate and effective means of bringing Eco Telecom into compliance with the obligations under the Interim Award and the Shareholder Agreement”. The following day, March 28, 2007, the Claimant indicated that, at the VimpelCom Board meeting held on that day, Eco Telecom had nominated all five of its candidates, and that the Board, over the objections of Telenor, had approved all of them for inclusion in the materials to be sent to the shareholders in connection with the AGM.
     10. That same day, March 28, 2007, the Tribunal communicated with the parties regarding these developments. The Tribunal advised,
The Tribunal observes very preliminarily that the Respondents’ proposed nomination of five (5) candidates, rather than four (4), to the Board of Directors of VimpelCom would, on the face of it, appear to be inconsistent with the Order of the Tribunal as set forth at page 36 of the Interim Award. This is all the more troubling in light of the Respondents’ suggestion, in the course of the proceedings, that the withdrawal of a candidate, once nominated, is in Russian law subject to the consent of the candidate himself, see, e.g., Respondents’Pre-Hearing Brief at 6, putting altogether aside the purported further suggestion, ascribed anecdotally by the Claimant to Special Counsel to the Board of VimpelCom, to the effect that no withdrawal of a nominee, once designated and approved, can be effected without the unanimous consent of the existing Board.

The Tribunal can at this stage only urge that both parties refrain from any action which would have the effect of creating a situation inconsistent with any aspect of the Interim Award. It is altogether likely that, following the Tribunal’s conference on Friday, the parties will be invited to a Hearing, either in Geneva or in the venue most convenient to all concerned, to consider the state of implementation of the Interim Award, and to hear such applications as either party may wish to make in connection therewith. The parties are hereby invited to advise the Tribunal of the earliest practical date on which in their view such a Hearing might be held, bearing in mind that the dates between April 6 and 16 are unavailable by reason of Easter Holidays.
     11. On March 29, 2007, the Respondents by letter to the Tribunal addressed the issue of Eco Telecom’s failure to have withdrawn all but four of its nominees to the VimpelCom Board. The Respondents maintained, inter alia, “Apart from rather hyperbolic statements based on second and third-hand information, there is no evidence that Eco Telecom had any intention of flouting the Interim Award, in the Interim Award, the Tribunal fashioned a novel mechanism designed to assist the parties in their efforts to manage the corporate governance of VimpelCom. Where, as here, the changing facts — specifically, the likelihood of Eco Telecom’s becoming a Plurality Shareholder in advance of the election — warrant some flexibility, Eco Telecom should not be viewed as having done anything other than comporting with its obligations under the Shareholders Agreement.” The Respondents added that “the Board meeting at which the ballot for the Annual General Meeting was approved occurred this year nearly a month earlier than it has in the past, and the Shareholders Agreement is silent as to what the parties may do if one of them becomes a Plurality Shareholder after nominations are complete but before the Board election.”

     12. The Claimant responded to the foregoing on the following day, March 30, 2007. The Claimant stated, “As a result of Eco Telecom’s nominations of five candidates, and the VimpelCom Board’s acceptance of that slate, Eco Telecom’s future compliance with the Interim Order — even assuming that it will attempt to do so — is now subject to a number of variables, including the voluntary withdrawal of a candidate, the ostensible need for Board action to accept any withdrawal, and the possible refusal of VimpelCom to amend and re- circulate the materials sent to its shareholders.” The Claimant again noted that Eco Telecom did not contend that it was a “plurality shareholder”, of VimpelCom, only that it potentially might become one, as a result of which, according to the Claimant, Eco Telecom’s failure to have withdrawn its fifth nominee was without any possible justification. The Claimant again urged that the Tribunal convene a Hearing on an urgent basis, “in order to ensure effective compliance with the Interim Award.”
     The Hearing in London
     13. A Hearing was duly convened for Saturday, April 14, 2007 in the offices of Hogan & Hartson LLP in London. The parties were afforded the opportunity to state, in advance of the Hearing their respective positions on the matter then to be considered, and each did so in submissions dated April 6, 2007 for the Claimant and April 10, 2007 for the Respondents. The Claimant reiterated its view that the Respondents, in failing to withdraw their fifth nominee, had placed themselves in violation of the Interim Award. The Respondents repeated their assertion that no violation of the Interim Award had occurred, inasmuch as Eco Telecom intended to withdraw a fifth nominee in advance of the Board election, either an Independent nominee if Eco Telecom in the meantime reached the 44% shareholding threshold, or a non-Independent nominee, in the contrary case. Oral argument was heard on these issues at the Hearing in London, no witnesses having been called by either side.

     14. An Order was entered by the Tribunal at the close of the Hearing on April 14, 2007, which Order was memorized in a communication to the parties dated April 18, 2007. The Tribunal advised,
The Tribunal has determined, upon careful consideration of the submissions of both parties, that the Respondents are in violation of the Directive stated at page 36 of the Interim Award, in their having failed to withdraw, on or before the March 28, 2007 meeting of the Board of Directors of VimpelCom at which the ballot in respect of the election of directors was approved for submission to the vote of shareholders, all but four (4) of Eco Telecom’s nominees to the said Board, of whom one (1) was to be an Independent. The Tribunal stated that this Directive was to have been implemented by a date certain, namely the date of the March 28, 2007 Board meeting, as the parties themselves plainly understood to have been the case; and that the prospect invoked by the Respondents of their acquisition in due course of more than forty-four per cent (44%) of the voting capital stock of VimpelCom did not operate to excuse such violation.
The Tribunal accordingly ORDERS that the Respondents within thirty (30) days of the date of the hearing, that is to say on or before May 14, 2007, take the action necessary to place themselves in compliance with the Interim Award by withdrawing all but four (4) of Eco Telecom’s nominees to the VimpelCom Board, it being understood that if, but only if, the Respondents on or before such date have become the beneficial owners of more than forty-four per cent (44%) of the voting capital stock of the Company, then, upon so declaring, the Respondents shall be relieved of the requirement of the Interim Order that one (1) of such nominees be an Independent. The parties, both through their respective counsel and through their representatives, Mr. Musatov for the Respondents and Messrs. Rusten and Hogstadt for the Claimant, formally undertook to comply, and to cause their respective directors of the Company to comply, with the Tribunal’s ORDER as above set forth.
     15. On May 14, 2007, at a meeting of the Board of Directors of VimpelCom, one of the five nominees of Eco Telecom for election to the Board was withdrawn, and such withdrawal was unanimously accepted by the Board. Eco Telecom remained with four nominees, of which one was an Independent, thus placing itself into compliance with the Interim Award and with the Tribunal’s Order of April 18, 2007.

     16. As requested in the Tribunal’s letter, the parties submitted their statements of costs and fees of the London hearings. On May 30, 2007, the Respondents submitted a statement for the period January 1 through April 30, 2007, including the London hearing, in an amount of $362,371.82. On June 21, 2007, the Claimant submitted a statement covering the month of April 2007 alone, in an amount of $117,617.10.
     A Request for Extended Jurisdiction of the Tribunal
     17. On June 6, 2007, the Claimant filed an action against the Respondents in the United States District Court for the Southern District of New York, alleging violations of U.S. securities regulations with respect to the shares of VimpelCom. On June 19, 2007, the Respondents advised the Court of their intent to file a motion to dismiss the Claimant’s claim and to compel arbitration thereof pursuant to the arbitration clause of the Agreement. Likewise on June 19, 2007, the Respondents asked that the Tribunal extend its jurisdiction over the parties, for the purpose of hearing the Respondents’ counterclaims arising out of the Claimant’s newly-filed claim.
     18. On June 21, 2007, the Claimant responded that the matters alleged in the federal court action did not fall within the ambit of the arbitration clause of the Agreement. The Claimant denied that the Tribunal had jurisdiction over the “amended counterclaims” to which the Respondents had referred, and urged that the Tribunal proceed forthwith with the issuance of its Final Award.
     19. The Respondents addressed this issue further in a letter to the Tribunal dated June 25, 2007. The Respondents maintained that the federal district court claims of the Claimant were generally related to the subject-matter of the Agreement and were thus arbitrable, notwithstanding the Claimant’s contrary position.

     20. This was the subject of a conference call among the Tribunal and the parties on July 25, 2007. The Tribunal indicated that it was not disposed to prolong its jurisdiction over the parties, or to extend the same to the matters raised in the pending action before the Federal District Court. There being no other issues pending before the Tribunal, the parties were advised that the Final Award would be forthcoming in due course.
     A Clarification of the Final Award
     21. A Final Award was issued on December 21, 2007. Insofar as the designation by Telenor of its fifth nominee for election to the Board pursuant to Section 4.01(b) of the Agreement is concerned, the Final Award contemplated that, on or before January 30, 2008 and in subsequent years, Telenor would submit to Eco Telecom a separate list of not less than eight (8) proposed candidates, all of them Independents as that term is defined in the Agreement; and that, within no less than thirty (30) days before the meeting of the Board at which the ballot in respect of the election of directors is approved for submission to the vote of the shareholders at the Annual General Meeting, Eco Telecom would advise Telenor of its approval of one (1) nominee from this list.
     22. On December 29, 2007, a week after the issuance of this Final Award, the Claimant advised the Tribunal of a potential difficulty in the implementation of the Order in respect of Section 4.01(b), namely that, pursuant to Article 53.1 of the JSC Law, the Claimant was entitled to nominate only so many candidates, nine (9), as there were seats on the Board of VimpelCom, whereas, if the eight (8) candidates nominated by the Claimant pursuant to Section 4.01(b) of the Agreement were added to the four (4) nominated pursuant to Section 4.01(a), then the Claimant would have nominated twelve candidates, three more than permitted by the aforesaid Russian law. The Claimant urged that the Final Award be clarified in such a manner as to provide for a list of only five (5) nominees, pursuant to Section 4.01(b) of the Agreement, so as to remain within the limitation. (This actually was the same issue as had arisen in January 2007, at the time of issuance of the Interim Award, cf, ¶¶ 1-3, supra.) The Claimant’s letter also advised that the shareholding of Eco Telecom now exceeded 44% of the voting capital stock of VimpelCom, in such a manner that, pursuant to Section 4.01(a) of the Agreement, Eco Telecom was relieved of the requirement that one (1) of its own four nominees be an Independent.

     23. On December 30, 2007, the Respondents joined in the request that the Tribunal clarify and revise the Final Award. The Respondents’ suggestion was that, on or before January 1, 2008 and subsequent years, Telenor nominate a list of eight (8) nominees pursuant to Section 4.01 (b), from which list Eco Telecom would strike three (3) nominees by January 30, and notify Telenor of its approval of one (1) nominee no less than thirty (30) days before the Board meeting at which the ballot in respect of the election of directors was approved. The Respondents also confirmed that Eco Telecom had accrued more than 44% of the voting capital stock of VimpelCom.
     24. On December 31, 2007, the Tribunal advised the parties of a clarification of Paragraph A (2) of the Final Award in the following terms:
The Tribunal acknowledges receipt of the communication from Mr. Sills and Mr. O’Driscoll in the above-referenced matter dated December 29, 2007, and the responsive communication from Mr. Schorr and Ms. Fried dated December 30, 2007.
The parties are both quite correct that the implementation of the mechanism contemplated by Paragraph A(2) of the Final Award, namely Eco Telecom’s approval of one (1) out of Telenor’s list of eight (8) proposed Independent candidates for election to the Board, requires that the said list be submitted to Eco Telecom by Telenor at least thirty (30) days in advance of the January 30 deadline for nominations, in such a manner as to allow Eco Telecom sufficient time in which to consider and approve one (1) candidate from the list; and that the name of the candidate designated by Eco Telecom for approval be notified to Telenor sufficiently in advance of such January 30 deadline to allow for the inclusion of such candidate, as a second Independent nominee, in Telenor’s slate of nominees submitted pursuant to Paragraph A(l) of the Final Award. Precisely this time frame was indicated in the Tribunal’s letter to the parties dated January 29, 2007, and it obviously should have been reflected in identical terms in the Final Award. The Tribunal accordingly intends to clarify the operation of Paragraph A(2) of the Final Award as follows:

On or before January 3, 2008, and on or before January 3 in subsequent years, Telenor shall submit to Eco Telecom a separate list of not less than eight (8) proposed candidates for election to the Board, all of whom shall be Independents as that term is defined in the Agreement. Within no less than seven (7) days before the January 30 deadline for nominations referenced in Paragraph A(1) above, Eco Telecom shall advise Telenor of its approval of one (1) candidate from this list, chosen at the discretion of Eco Telecom. The Telenor candidate so approved by Eco Telecom shall become, pursuant to Section 4.01(b) of the Agreement, the fifth nominee of Telenor for election to the Board.
Regarding the recent accumulation by Eco Telecom of 44% or more of the voting capital stock of VimpelCom, as referenced in the communications of the parties, it is obvious that the Final Award could not have, and did not, take into account circumstances of which the Tribunal was not apprised by the parties. It goes without saying, however, that all provisions of the Agreement regarding the nomination and election of directors to the Board remain in full force and effect subsequent to the issuance of the Final Award, including the provisions of Section 4.01(a) of the Agreement dispensing Eco Telecom, to the extent that its holding of the voting capital stock of VimpelCom equals or exceeds 44%, from the requirement that one (1) of its nominees to the Board be an Independent. Should circumstances now warrant and require that this provision be applied, then the parties are of course at perfect liberty to do so whether or not reference to such circumstances is made in the Final Award.
The Tribunal indicated that it would remain available through the late afternoon of December 31, Geneva time, should the parties desire to comment on the foregoing.

     25. Both parties on December 31, 2007 declined the opportunity of this telephone conference with the Tribunal, indicating that they saw no need therefor.
     Final Comments of the Parties
     26. On January 4, 2008, notwithstanding the foregoing, the Respondents requested that the Tribunal convene a conference call to discuss the clarification of the Final Award. The Respondents expressed their concern that the Final Award, as clarified, “drastically altered the amount of time provided to Eco Telecom to select Telenor’s fifth nominee, in a manner not previously contemplated in all previous iterations of the awards and in a way that may not be readily apparent.” The Claimant by letter of the same date denied that any aspect of the Final Award, as clarified, required any further discussion, but nonetheless indicated its availability for the requested conference call.
     27. A conference call of the Tribunal and the parties was held on Sunday, January 6, 2008. In the course of this call, the Respondents explained that the advent of the Christmas and New Year holidays in the Russian Orthodox calendar had severely impaired the ability of Eco Telecom to conduct its requisite due diligence with respect to Telenor’s list of Independent candidates for election to the Board in 2008; and that such impairment would exist also, for the same reason, in the month of January in subsequent years. The Claimant denied that such impairment truly existed, and maintained that Respondents had failed earlier to articulate any such purported concern. The Tribunal urged the parties to consider a compromise approach to the two logistical issues which had thus been raised, namely, for 2008, the date by which Eco Telecom’s final selection was to be made from the list already submitted by Telenor; and, for the years 2009 and beyond, the date by which Telenor’s list was to be submitted, and the date by which Eco Telecom’s final selection therefrom was to be made.

     28. On January 8, 2008, in the wake of the above-referenced conference call, both parties submitted to the Tribunal a summary of their respective positions on these matters. The following day, January 9, 2008, the Tribunal advised the parties that it was “inclined to believe that one last bit of encouragement on its part may help to bridge the relatively insignificant remaining differences as between the parties regarding procedures both for this year and for 2009 and beyond.” A further conference call to discuss these remaining differences was convened later that same day.
     29. Following this second conference call, it appeared that the only remaining differences of view between the parties concerned, as to 2008, whether Eco Telecom, having stricken three (3) names from Telenor’s list of eight (8) nominees by January 27, 2008, would thereafter designate the one (1) approved nominee from such list on or before February 15, 2008, as maintained by the Claimant, or rather, as insisted upon by the Respondents, on or before February 27, 2008; and, as to 2009 and beyond, whether Eco Telecom, having received Telenor’s list of eight (8) proposed nominees on or before December 15 of the preceding year, would designate its one (1) approved nominee therefrom on or before January 29, as maintained by the Respondents, or rather, as insisted upon by the Claimant, on or before a date three business days in advance of January 30. The Parties addressed these remaining, relatively trivial, differences as between their respective positions in correspondence to the Tribunal dated January 9, 11 and 12, 2008 for the Claimant, and January 9, 10 and 11, 2008 for the Respondents.
     30. Having carefully considered all of the foregoing submissions, the Tribunal now issues the following Order in implementation of the present Final Award.

PART II - THE DISPOSITIVE ELEMENTS OF THE TRIBUNAL’S FINAL AWARD
     The Tribunal hereby issues the following Order and Instruction to be implemented as the Tribunal’s Final Award:
     A. The Implementation of Section 4.01 of the Agreement
     The Tribunal hereby reaffirms the Order and first issue of the Instruction set forth in the Interim Award and in the Final Award dated December 21, 2007, as hereunder clarified, as to the implementation of Section 4.01 of the Agreement. Accordingly,
     1. Section 4.01(a)
     On or before January 30, 2008, and on or before January 30 in subsequent years, pursuant to Section 4.01(a) of the Agreement, each of Telenor and Eco Telecom shall submit its list of candidates for election to the Board. Telenor shall include in its list at least one (1) Independent, as that term is defined in the Agreement. This requirement shall not apply to Eco Telecom, for so long as it continues to hold 44% or more of the voting capital stock of VimpelCom. Consistent with their practice in years past, each of Telenor and Eco Telecom may list more nominees than the number of candidates for election to the Board allocated to them by the said Section 4.01(a) of the Agreement, i.e., up to four (4), but no more than four (4), candidates each, including, in the case of Telenor only, one (1) Independent. Each list shall carry on its face the legend,
In due compliance with Section 4.01(a) of the Shareholders Agreement between Telenor East Invest AS, on the one hand, and Eco Telecom Limited et al., on the other, only four (4) candidates are nominated by [Telenor] [Eco Telecom] to the Board of Directors of VimpelCom, [for Telenor only] including one (1) candidate nominated as an Independent. We hereby undertake to withdraw, or to cause to be withdrawn, on or before the meeting of the Board at which the ballot in respect of the election of directors is to be approved for submission to the vote of shareholders at the Annual General Meeting, as many nominations as may be required to bring [Telenor] [Eco Telecom] into compliance with Section 4.01(a) of the Agreement as aforesaid, and each party shall duly proceed, on or before the stipulated date, to withdraw all but four (4) of its nominees, of whom, in the case of Telenor only, one (1) shall be an Independent.
     2. Section 4.01(b)
          • For 2008
     On January 3, 2008, pursuant to Section 4.01(b), as instructed by the Order of the Final Award as first issued, Telenor submitted to Eco Telecom a separate list of eight (8) proposed candidates for election to the Board, all of whom are Independents as that term is defined in the Agreement. On or before January 27, 2008, Eco Telecom shall advise Telenor of its striking of three (3) names from such list; and, on or before February 22, 2008, Eco Telecom shall advise Telenor of its approval of one (1) out of the remaining five (5) nominees, chosen at the discretion of Eco Telecom. On or before the date of the meeting of the Board at which the ballot in respect of the election of directors is approved for submission to the vote of the shareholders at the Annual General Meeting, Telenor shall withdraw or cause to be withdrawn all of its foregoing nominations pursuant to Section 4.01(b), save that of the candidate who shall have been approved by Eco Telecom.
          • For 2009 and beyond
     On or before December 15, 2008, and on or before December 15, 2009 in subsequent years, pursuant to Section 4.01(b) of the Agreement, Telenor shall submit to Eco Telecom a separate list of not less than eight (8) proposed candidates for election to the Board, all of whom shall be Independents as that term is defined in the Agreement. At the latest within no less than three (3) business days prior to January 30, Eco Telecom shall advise Telenor of its approval of one (1) nominee from this list, chosen at the discretion of Eco Telecom. On or before the date of the meeting of the Board at which the ballot in respect of the election of directors is submitted to the vote of the shareholders at the Annual General Meeting, Telenor shall withdraw or cause to be withdrawn all of its foregoing nominations pursuant to Section 4.01(b), save that of the candidate who shall have been approved by Eco Telecom.

     B. Costs
     The Interim Award indicated the Tribunal’s tentative inclination, insofar as the prospective allocation of costs and fees in the Final Award was concerned, that each party be left to bear its own costs of legal representation and assistance referred to in Article 38 of the UNCITRAL Rules, and that the parties share equally in the costs of the arbitration referred to in Article 39 of the Rules.
     The Tribunal re-affirms its view in this regard, subject to one exception. The Hearing held in London on April 14, 2007 resulted in the determination, as set forth in the Order of the Tribunal dated April 18, 2007, that the Respondents were, as of that date, in violation of the Order and Instruction of the Interim Award, in having failed to withdraw, on or before the March 28, 2007 meeting of the Board of VimpelCom, all but four (4) of Eco Telecom’s nominees to the said Board, of whom one (1) was to be an Independent. The Tribunal thus considers it appropriate that the Respondents bear the fees and expenses of the Claimant incurred in connection with the London Hearing. It is accordingly hereby ORDERED that the Respondents, within thirty (30) days from the date hereof, pay to the Claimant the amount of $117,617.10, with interest thereon at the rate of five per cent (5%) per annum from January 1, 2008 forward until paid in full.
* * * * *

     It is accordingly hereby ORDERED that the parties proceed in accordance with the present Final Award. All other and inconsistent requests for relief of the parties are hereby dismissed.
Done at Geneva, Switzerland
January 21, 2008
BY THE TRIBUNAL:

Gerald Aksen	Charles C. Adams, Jr.	Bénedict Fontanet
Co-Arbitrator	Chairman	Co-Arbitrator

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